AMERICAS SILVER CORPORATION ANNOUNCES SHAREHOLDER APPROVAL FOR CONVERSION OF SUBSCRIPTION RECEIPTS

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario – July 20, 2016 – Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (the “Company”) is pleased to announce that disinterested shareholders approved today the conversion of the 38,525,000 subscription receipts (the “Subscription Receipts”) for 38,525,000 common shares and 9,631,250 warrants, as further described in the management information circular of the Company dated June 14, 2016. Each whole warrant will entitle the holder to acquire one common share at an exercise price of C$0.39 per common share until June 14, 2021.

The Subscription Receipts were issued as part of a private placement at a price of C$0.30 per Subscription Receipt for total gross proceeds of approximately C$11.6 million (the “Offering”). The net proceeds of the Offering are to be released from escrow to the Company and the conversion of the Subscription Receipts will occur within the coming days in accordance with the subscription receipt agreement governing the Subscription Receipts.

Combined with the original private placement of units that closed on June 9, 2016, the Company has raised aggregate gross proceeds of approximately C$32 million. The net proceeds of the original private placement and Offering are expected to be used by the Company for capital programs at the Galena Complex and San Rafael Property, debt repayment, working capital and general corporate purposes. All securities issued in connection with the Offering are subject to a statutory four month hold period ending October 15, 2016.

The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About Americas Silver Corporation

The Company is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

For further information please see SEDAR or www.americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, the use of proceeds of the Offering, the Company’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, the San Rafael prefeasibility study, estimates of mineral reserves and resources, realization of mineral reserve estimates, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks (including ground conditions), government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:

Darren Blasutti
President and CEO
416-848-9503
www.americassilvercorp.com